Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Jack in the Box Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33‑67450, 333‑85669, 333‑88356, 333‑127765, 333‑26781, 333‑115619, 333‑134186, 333‑143032, 333‑150913, 333-168554 and 333-181506) on Form S‑8 of Jack in the Box Inc. of our reports dated November 21, 2012, with respect to the consolidated balance sheets of Jack in the Box Inc. and subsidiaries as of September 30, 2012 and October 2, 2011, and the related consolidated statements of earnings, cash flows, and stockholders’ equity for the fifty-two weeks ended September 30, 2012 and October 2, 2011, and the fifty-three weeks ended October 3, 2010, and the effectiveness of internal control over financial reporting as of September 30, 2012, which reports appear in the September 30, 2012 annual report on Form 10‑K of Jack in the Box Inc.

/s/ KPMG LLP

San Diego, California
November 21, 2012